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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                   QMS, INC.
                           (Name of Subject Company)

                            ------------------------

                                   QMS, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  [74726G102]

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               EDWARD E. LUCENTE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   QMS, INC.
                                ONE MAGNUM PASS
                             MOBILE, ALABAMA 36618
                                 (334) 633-4301
      (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person Filing this Statement)

                            ------------------------

                                   COPIES TO:
                           ROBERT K. MONTGOMERY, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3197
                                 (213) 229-7000

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INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to an offer by Minolta Investments Company, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Minolta Co., Ltd., a Japanese corporation ("Parent"), to purchase 5,440,000 issued and outstanding Shares (as hereinafter defined) of QMS, Inc., a Delaware corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is QMS, Inc. The address of the principal executive office of the Company is One Magnum Pass, Mobile, Alabama 36618. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.01 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1, dated June 14, 1999 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by Parent and Purchaser, relating to an offer by Purchaser to purchase 5,440,000 issued and outstanding shares of Common Stock of the Company and the associated rights to purchase shares of the Series A Participating Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of March 8, 1999, by and between the Company and South Alabama Trust Company, Inc., as Rights Agent, for an amount equal to $6.25 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, and are incorporated herein by reference in their entirety. As set forth in the Schedule 14D-1, the principal executive office of Parent is located at 3-13, Azuchi-machi 2-chome, Chuo-ku, Osaka 541-8556, Japan and Purchaser is located at c/o Minolta Corporation, 101 Williams Drive, Ramsey, New Jersey 07446.

    The Offer is being made pursuant to the Stock Purchase Agreement, dated as of June 7, 1999 (the "Stock Purchase Agreement"), among Parent, Purchaser and the Company. Pursuant to the Stock Purchase Agreement, Purchaser purchased 2,130,000 Shares (constituting approximately 16.6% of the outstanding common stock of the Company, after giving effect to such purchase) (the "Stock Purchase"). As a result of the Stock Purchase and the consummation of the Offer, Purchaser will own a majority of the outstanding Shares and acquire control of the Company. A copy of the Stock Purchase Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    The Stock Purchase Agreement and the Offer are described in the Offer to Purchase under the captions "Introduction," and "Terms of the Offer; Expiration Date; Proration," "Acceptance for Payment and Payment," and "Certain Information Concerning Purchaser and Parent," all of which are incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9.

    (b) The information contained in the Offer to Purchase under the captions "Introduction," "Terms of the Offer; Expiration Date; Proration," "Acceptance for Payment and Payment for Shares," "Background of the Offer; Contacts with the Company," "Certain Information Concerning Purchaser and Parent," "Purpose of the Offer; Plans for the Company," "Purpose of the Offer; Plans for the Company--Stock Purchase Agreement" and "Purpose of the Offer; Plans for the Company--Loan Agreement," in the Proxy

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Statement of the Company, dated as of December 15, 1998 and in the Executive
Agreements entered into with James L. Busby, Donald L. Parker, Ph.D., and Charles D. Daley the form of which is included as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended September 29, 1989, is incorporated herein by reference. Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) certain of the Company's executive officers, directors or affiliates or (ii) Parent and Purchaser and their respective executive officers, directors or affiliates, is incorporated herein by reference as a result of the previous sentence.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. On June 7, 1999, the Board of Directors of the Company (the "Board"), by the unanimous vote of all directors, acting on the unanimous recommendation of the Executive Committee, (i) determined that the Stock Purchase Agreement, the Loan Agreement (attached hereto as Exhibit (c)(3), and incorporated herein by reference in its entirety) and the transactions contemplated thereby, including the Offer, are fair to, and in the best interests of, the Company and the stockholders of the Company and
(ii) approved and adopted the Stock Purchase Agreement, the Loan Agreement and the transactions contemplated thereby, including the Offer. The Board recommends to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer.

    A letter to the Company's stockholders communicating the recommendation of the Board and a press release announcing the execution of the Stock Purchase Agreement are filed herewith as Exhibits (a)(5) and (a)(3) hereto and are incorporated herein by reference in their entirety.

    (b) BACKGROUND OF THE OFFER; REASONS FOR RECOMMENDATION.

    BACKGROUND

    In November 1998, the Company engaged The Robinson-Humphrey Company, LLC ("Robinson-Humphrey") to render financial advisory services to the Company concerning proposed acquisitions by the Company of QMS Europe B.V. and QMS Australia Pty. Ltd. (collectively, "BV"), which acquisitions were being considered by the Company with a view to enhancing the Company's strategic and financial positions. In December 1998, two members of the Board were contacted by a representative of a corporation (the "Other Bidder") regarding a possible transaction in which the Other Bidder would acquire the Company. Such contact was referred to Mr. Edward E. Lucente, President and Chief Executive Officer of the Company.

    On February 17, 1999, the Board met and, following substantial discussion, approved the proposed transactions pursuant to which the Company would acquire BV. It was determined by the Board that it would be in the best interests of the Company to consider various methods of financing the BV acquisitions and achieving efficient structures for replacing existing indebtedness of the Company.

    During February and early March, 1999, the Company engaged in a number of discussions and exchanges with the Other Bidder, with respect to the potential acquisition of the Company by the Other Bidder. In early March, 1999, Takenaka & Company LLC ("Takenaka") contacted the Company on behalf of Parent to ascertain the Company's interest in pursuing an alliance with Parent. On March 18, 1999, the Executive Committee of the Board (the "Executive Committee") met to consider possible transactions with Parent and the Other Bidder. The Executive Committee analyzed the advantages and disadvantages of the two potential transactions.

    On March 18, 1999, the Company and Parent executed a confidentiality agreement. On the same day, Mr. Lucente, Mr. James A. Wallace, Vice President and Chief Financial Officer of the Company, and other senior executives of Company met with representatives of Takenaka in Mobile, Alabama to discuss a potential strategic partnership or other business combination between Parent and the Company. Also on

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March 18, 1999, the Company dispatched informational materials to the Other
Bidder. On March 19, 1999, representatives of Parent initiated a preliminary due diligence review of the Company.

    On March 24, 1999, the Company held extensive discussions with the Other Bidder with respect to a potential combination of the businesses of the two companies in a transaction. On March 25, 1999, additional information materials were dispatched to Takenaka and the Other Bidder.

    On March 29, 1999, the Company engaged Robinson-Humphrey as its financial advisor with respect to the consideration of the Company's strategic alternatives, including a possible change of control transaction.

    Over a period of days in early April, Messrs. Lucente and Wallace met with representatives of Parent and Takenaka in Tokyo and Osaka, Japan, to provide information on the Company's plans to acquire BV and to engage in further discussion of a potential transaction between Parent and the Company. As a result of the meeting, Parent and the Company agreed to continue discussions and the due diligence review.

    On April 5, 1999, the Board met. The Board considered the fact that the acquisition of BV would need to be postponed in order to enable the Company to obtain appropriate financing for such acquisition. The Board also considered and discussed alternative financing proposals, in consultation with Robinson-Humphrey.

    On April 12, 1999, the Company received a letter from the Other Bidder indicating the Other Bidder's interest in acquiring the Company. The Other Bidder indicated a transaction price of between $4 and $5 per Share.

    On April 13, 1999, the Executive Committee met to discuss and analyze the advantages and disadvantages of the proposed transactions with Parent and the Other Bidder. The Executive Committee discussed, among other factors, the strategic possibilities inherent in the transaction with Parent.

    On April 13, 1999, Parent sent the Company a letter confirming Parent's interest in a potential transaction and requested the Company to allow Parent to conduct certain additional due diligence. From April 19, 1999 through April 21, 1999, representatives of Parent met with representatives of the Company in Mobile, Alabama to conduct further due diligence.

    On April 21, 1999, the Board met. Following a discussion of financing proposals with respect to the BV acquisitions, the Board engaged in a lengthy discussion of the proposed transactions with the Other Bidder and Parent. In particular, the Board took note of the fact that the Other Bidder had indicated a transaction price of between $4 and $5 per Share. Robinson-Humphrey advised the Board that the price indicated by the Other Bidder did not appear to reflect the value of the BV acquisitions, in which the Other Bidder had not indicated much interest. The Board also engaged in a lengthy discussion of the proposal by Parent. The Board was advised that the indicated value that had been discussed with Parent was substantially higher than the indicated value proposed by the Other Bidder. The Board discussed different potential structures for the transaction with Parent as well as the prospect that a transaction with Parent would produce substantial synergies, which might well lead to collective greater strength in the market and higher stockholder value. By way of contrast, Robinson-Humphrey expressed the view that the Other Bidder's principal interest in a transaction with the Company appeared to be acquiring the technology and engineering staff of the Company. Following additional extensive discussion, the Board directed management to approach Parent with a proposal that Parent assist the Company in obtaining financing for the BV acquisitions, as well as the replacement of the Company's current credit facility.

    Between April 21, 1999 and April 28, 1999 due diligence and negotiations continued between the Company and Parent.

    On April 28, 1999, the Board met. Following a discussion of cash flow issues and of the fact that the lender that had appeared to be the most likely source of financing for the BV acquisitions had decided not to participate, the Board considered and analyzed the proposals from Parent and the Other Bidder. The

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Board discussed in detail the proposed structure of the transaction with Parent, in which Parent would not only invest in the Company but also make or arrange for a loan to the Company. On April 28, 1999, at the direction of the Board, Robinson-Humphrey informed a representative of the Other Bidder that the Company believed that the $4 to $5 per Share proposed by the Other Bidder was inadequate, but requested that the Other Bidder continue the dialogue with Robinson-Humphrey if the Other Bidder were in a position to increase its indicated transaction price.

    On April 28, 1999 the Company sent a letter to Parent to ascertain Parent's interest in a transaction whereby Parent would invest in and loan money to the Company to, among other things, help the Company finance the BV acquisitions. Subsequently, Parent indicated it would be interested in such a transaction with certain modifications. During this period, the Company, directly and through Robinson-Humphrey, continued its contact with the Other Bidder. The Other Bidder, however, did not state a willingness to increase its indicated transaction price above the $4 to $5 per share level.

    Intensive negotiations took place between Parent, the Company and their respective financial and legal representatives during the weeks following April 28, 1999. On May 7, 1999, the Board met to review the status of the negotiations with Parent, including, particularly, the proposed transaction structure and terms. The parties met in Osaka, Japan on May 11, 1999 and continued to negotiate throughout the week. On May 11, 1999, the Board met and discussed in detail the status of the negotiations with the Parent, with particular attention to the amount of funds to be provided to the Company in the form of a loan. In addition, the Board discussed the timing of the proposed transaction and directed management to continue negotiation for an early closing of the transaction.

    On May 17, 1999, the Board met to consider a proposed letter of intent that had been heavily negotiated between the parties, as well as to decide whether to proceed with the BV acquisitions. The Board extensively discussed the likely structure, operations and strategic posture of the Company following consummation of the proposed transaction with Parent. The Board closely questioned representatives of Robinson-Humphrey with respect to the fairness of the proposed transaction, alternatives to the proposed transaction and the assumptions underlying the analysis that had been performed by Robinson-Humphrey with respect to such matters. The Board was advised that it was Robinson-Humphrey's opinion that the transaction contemplated by the proposed letter of intent was fair, from a financial point of view. The Board also discussed at length with its financial and legal advisors the provision in the letter of intent that provided that the Company would grant Parent an exclusive 30-day period to conclude negotiation of definitive agreements for the proposed transaction. Following further extensive discussions, the Board authorized and directed management to execute and deliver the letter of intent and to proceed with Parent to negotiate definitive agreements leading to an early closing of the proposed transaction.

    On May 17, 1999, Parent and the Company signed the letter of intent whereby
(i) Parent agreed to advance the Company $5 million in respect of certain payments to be owed by Parent to the Company with respect to ordinary commercial transactions and (ii) the Company agreed to negotiate exclusively with Parent for a period of 30 days concerning the potential transaction between the Company and Parent.

    During the period from May 24 through June 7, 1999, Parent continued its due diligence review of the Company and, along with its legal representative and Takenaka, negotiated with the Company the specific terms of the Stock Purchase Agreement (including this Offer) and the Loan Agreement, attached hereto as Exhibit (c)(3).

    On May 27, 1999, the Executive Committee met. The Executive Committee discussed the business effects of a strategic alliance between the Company and Parent. Robinson-Humphrey expressed the view that the Company's revenue, growth and profitability prospects would be significantly improved if the transaction with Parent were consummated.

    On June 7, 1999, the Board met to determine whether or not the Company should enter into the Stock Purchase Agreement and the Loan Agreement with Parent. A detailed presentation was made to the

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Board reviewing the substantive terms and conditions of the Stock Purchase
Agreement and the Loan Agreement. Members of the Board closely questioned management and the Board's financial and legal advisors concerning the terms and conditions of the Stock Purchase Agreement (including those with respect to the Offer) and the Loan Agreement, with particular focus on the circumstances under which the Company could consider alternative proposals received after the execution and delivery of the Stock Purchase Agreement, as well as the provisions with respect to the "break-up fee" payable by the Company to Parent under those or other circumstances.

    Robinson-Humphrey made a lengthy presentation to the Board, at the conclusion of which it rendered its opinion that "from a financial point of view, the consideration to be offered in the Proposed Transaction is fair to the shareholders of the Company." Robinson-Humphrey detailed for the Board the methodologies Robinson-Humphrey had used in arriving at its opinion, pursuant to which methodologies Robinson-Humphrey did the following:

    (1) reviewed the Stock Purchase Agreement; (2) reviewed certain publicly available information concerning the Company which Robinson-Humphrey believed to be relevant to its analysis; (3) reviewed certain internal financial statements and other financial and operating data concerning the Company and BV prepared by the management of the Company; (4) analyzed certain financial assumptions prepared by the Company and BV; (5) conducted discussions with members of management of the Company and BV concerning their respective businesses, operations and prospects; (6) reviewed the trading performance of the Company's common shares over the last three years; (7) reviewed the historical trading performance of the Company's common shares in comparison with those of certain other public companies which Robinson-Humphrey deemed relevant as well as certain market indexes over the last three years; (8) compared the results of operations and present financial condition of the Company with those of other public companies which Robinson-Humphrey deemed relevant; (9) reviewed the financial terms of certain merger and acquisition transactions which Robinson-Humphrey deemed relevant; (10) reviewed the financial terms of certain acquisitions and tender offers involving the purchase of a majority equity interest which Robinson-Humphrey deemed relevant; (11) reviewed premiums paid in acquisitions of public companies from 1987 to 1999; (12) performed certain financial analyses with respect to the Company's projected future operating performance, including a discounted cash flow analysis; (13) reviewed the draft Loan Agreement dated May 28, 1999 and the draft Stock Purchase Agreement dated June 2, 1999; and (14) undertook such other financial studies and analyses as well as performed such other investigations Robinson-Humphrey deemed necessary.

    The Board closely questioned Robinson-Humphrey with respect to the assumptions on which Robinson-Humphrey's opinion was based. In addition, the Board questioned Robinson-Humphrey concerning its views on strategic alternatives available to the Company, including remaining independent. The Board further discussed the current and projected financial condition of the Company, and, in particular, its situation with respect to earnings and cash flows. The Board also addressed the need to provide a more stable financial basis for the Company and to enhance its strategic position in the markets in which it operates. Following further discussion, the Board unanimously adopted resolutions approving the Stock Purchase Agreement and the Loan Agreement, authorizing and directing management to execute and deliver such agreements and recommending that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

    On June 7, 1999, (i) Parent, Purchaser and the Company entered into the Stock Purchase Agreement and Purchaser purchased 2,130,000 Shares for an aggregate price of approximately $12.248 million and (ii) Parent and the Company entered into the Loan Agreement and Parent loaned the Company $12.8 million. On the same day, the Company closed the BV acquisitions. On June 8, 1999, Parent and the Company announced the Stock Purchase Agreement, the closing of the loan contemplated by the Loan Agreement and the Offer. On June 14, 1999, pursuant to the terms of the Stock Purchase Agreement, Purchaser commenced the Offer.

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    REASONS FOR THE RECOMMENDATION OF THE BOARD; FAIRNESS OF THE OFFER.

    On June 7, 1999, the Board, by the unanimous vote of all directors, determined that the Stock Purchase Agreement and the transactions contemplated thereby, including the Offer, are fair to and in the best interests of the Company and its stockholders, approved and adopted the Stock Purchase Agreement and the transactions contemplated thereby, including the Offer, and recommended that the Company's stockholders accept the Offer and tender their Shares. As set forth in the Stock Purchase Agreement, subject to the terms and conditions thereof, Purchaser will purchase 5,440,000 Shares tendered prior to the expiration of the Offer if the conditions to the Offer have been satisfied (or waived).

    In reaching its determination referred to above, the Board considered the following factors, each of which in the view of the Board, supported such determinations:

    (a) The historical market prices and trading activity of the Shares over the last three months: the Offer Price of $6.25 per share represents a 72.3% premium over the average closing price of the Common Stock during the three calendar months preceding the date of the public announcement of the Stock Purchase Agreement (the "Announcement"), a 23.5% premium over the closing price on the third trading day prior to the Announcement and a 108% premium over the closing price on the thirtieth trading day prior to the Announcement;

    (b) The history of the negotiations between the Company and its representatives and Parent and its representatives, including the Company's belief that Parent would not further increase the price of the Offer or improve the terms of the Offer, and, accordingly $6.25 per Share was, in the opinion of the Board the highest price that could be obtained from Parent;

    (c) The opinion of Robinson-Humphrey that, based upon and subject to the various assumptions and limitations set forth therein, and the analyses presented to the Board in connection therewith, as of the date thereof, the $6.25 per Share to be received by the stockholders of the Company in the Offer was fair to the stockholders from a financial point of view. THE FULL TEXT OF THE ROBINSON-HUMPHREY COMPANY, LLC OPINION IS ATTACHED AS ANNEX A HERETO AND IS INCORPORATED BY REFERENCE. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

    (d) The history of the negotiations with the Other Bidder, and the absence of other bidders despite efforts by Robinson-Humphrey to contact other potential bidders;

    (e) The possibility that the consideration the Company's stockholders might obtain in a future transaction or through continued ownership of shares in an independent QMS, Inc., would likely be less advantageous than the consideration they would receive pursuant to the Offer, because of the Company's loss for the first fiscal quarter of 1999, the uncertainty concerning whether the Company would be able to improve its performance in the remainder of fiscal year 1999, and cash flow issues;

    (f) The effect of the condition in the Stock Purchase Agreement that, without the consent of the Company, no change in the Offer may be made by Parent or Purchaser which (i) decreases the $6.25 per Share payable in the Offer, (ii) reduces the maximum number of Shares to be purchased in the Offer, (iii) imposes conditions to the Offer in addition to those set forth in the Stock Purchase Agreement or (iv) broadens the scope of such conditions except as expressly provided in the Stock Purchase Agreement.

    (g) The review by the Board of alternatives to the transaction with Parent, including a possible transaction with the Other Bidder or remaining independent, in light of the advice of Robinson-Humphrey that it was unlikely that another transaction would be proffered, or that an alternative, including remaining independent, could be structured that would produce value to the Company's stockholders at levels similar to $6.25 per share;

    (h) The terms and conditions of the Stock Purchase Agreement and the Loan Agreement;

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    (i) The Company's need for financing in order to consummate the BV acquisitions;

    (j) The value to the Company of replacing its existing credit facility;

    (k) The fact that pursuant to the Stock Purchase Agreement, the Company is not prohibited from responding to any unsolicited requests for information, and may participate in discussions and negotiate with the entity or group making such request concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company, if such entity or group has submitted a written proposal to the Board relating to any such transaction and the Board by a majority vote determines in its good faith judgment, in consultation with counsel, that (A) the proposal is superior to the transactions contemplated by the Stock Purchase Agreement and the Loan Agreement and (B) the Board is required to do so in the exercise of its fiduciary duties under Delaware law, in which event, after giving notice to Purchaser, the Company may elect to terminate the Stock Purchase Agreement and pay the break-up fee provided for in the Stock Purchase Agreement; and

    (m) The structure of the transaction, which is designed, among other things, to result in receipt by the stockholders of the Company at the earliest practicable time of the consideration to be paid in the Offer.

    CONSIDERATIONS OF THE BOARD

    The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board considered in connection with its evaluation of the Stock Purchase Agreement, the Loan Agreement and the transactions contemplated thereby (including the Offer), the Board did not find it practicable to assign relative weights to the foregoing factors, and accordingly, the Board did not do so. In addition, individual members of the Board may have given different weights to different factors.

    The Board determined that the Offer was the result of a process that was fair to the stockholders of the Company because, among other things, (a) the Executive Committee and the Board conducted numerous meetings, during which the Executive Committee and the Board evaluated and analyzed the proposed transaction, determined the negotiating strategy and reached informed conclusions based, in part, on the advice of independent financial and legal advisors, (b) the Executive Committee and the Board deliberated with respect both to the transactions with Parent and a variety of alternative strategies and
(c) the $6.25 per share price and the other terms and conditions of the Stock Purchase Agreement resulted from active arm's-length bargaining between the Company and its representatives, on the one hand, and Parent and its representatives, on the other.

    IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE STOCK PURCHASE AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE OFFER AND THE STOCK PURCHASE AGREEMENT, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company retained The Robinson-Humphrey Company, LLC as its financial advisor in connection with the Stock Purchase Agreement, the Offer, the BV acquisitions and related financing. The Company has agreed to pay customary fees to Robinson-Humphrey in connection with the rendering of its fairness opinion and the consummation of the transactions.

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    In addition to the foregoing compensation, the Company has agreed to reimburse Robinson-Humphrey for its reasonable expenses (including fees and disbursements of its attorneys) and to indemnify Robinson-Humphrey and certain related persons against certain liabilities arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that Mr. Charles Gammill, the Company's Vice President, Sales, exercised options to purchase 9,400 Shares on June 14, 1999.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, the chief executive officer and all other senior exectuive officers of the Company presently intend to tender to Purchaser, pursuant to the Offer, all shares of which he is the record or beneficial owner, and each other officer, director and affiliate of the Company presently intends to tender to Purchaser, pursuant to the Offer, some or all Shares of which he is the record or beneficial owner.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth herein and in the portions of the Offer to Purchase incorporated herein by reference, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein and in the portions of the Offer to Purchase incorporated therein by reference, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

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ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)     Offer to Purchase, dated June 14, 1999.*+

(a)(2)     Letter of Transmittal.*+

(a)(3)     Press release issued by the Company on June 8, 1999.+

(a)(4)     Opinion of The Robinson-Humphrey Company, LLC, dated June 7, 1999.*+

(a)(5)     Letter to Stockholders, dated June 14, 1999, from the Company's Board of
           Directors.*+

(c)(1)     Stock Purchase Agreement, dated as of June 7, 1999, among Parent, Purchaser and the
           Company (incorporated by reference to Exhibit (c) to Purchaser's Tender Offer
           Statement on Schedule 14D-1, dated June 14, 1999).

(c)(2)     Proxy Statement of the Company, dated as of December 15, 1998 (incorporated by reference to the Company's proxy statement on Schedule 14A, filed with the
           Commission on December 15, 1998).

(c)(3)     Loan Agreement, dated June 14, 1999, by and between the Company and Parent.+

------------------------

*   Included with Schedule 14D-9 mailed to shareholders.

+   Filed herewith.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                QMS, INC.

                                BY:            /S/ EDWARD E. LUCENTE
                                     -----------------------------------------
                                                 Edward E. Lucente
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: June 14, 1999

                                                                         ANNEX B

                                   QMS, INC.
                                ONE MAGNUM PASS,
                             MOBILE, ALABAMA 36618

                  INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about June 14, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, par value $0.01 per share (the "Common Stock"), of QMS, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the designation of persons by Minolta Investments Company, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Minolta Co., Ltd., a Japanese corporation ("Parent"), to the board of directors of the Company (the "Company Board"). Such designation is to be made pursuant to a Stock Purchase Agreement, dated as of June 7, 1999 (the "Stock Purchase Agreement"), by and among Parent, Purchaser and the Company, whereby Purchaser purchased shares representing approximately 16.6% of the Common Stock of the Company outstanding after giving effect to such purchase (the "Stock Purchase").

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

    Pursuant to the Stock Purchase Agreement, Purchaser commenced a cash tender offer (the "Offer") on June 14, 1999 to purchase 5,440,000 issued and outstanding shares of Common Stock of the Company and the associated rights to purchase shares of the Series A Participating Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of March 8, 1999, by and between the Company and South Alabama Trust Company, Inc., as Rights Agent, for an amount equal to $6.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, and the related Letter of Transmittal. As a result of the Stock Purchase and the consummation of the Offer, Purchaser will own a majority of the outstanding Shares and acquire control of the Company. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, July 12, 1999, unless the Offer is extended.

GENERAL INFORMATION REGARDING THE COMPANY

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. Immediately prior to the Stock Purchase, there were 10,708,335 Shares outstanding.

PROPOSED CHANGES TO THE COMPANY BOARD

    Under the Stock Purchase Agreement, Purchaser is entitled to designate two
(2) persons on the Company Board on and after the date of the Stock Purchase (the "Minolta Designees"). The Company has agreed to use its best efforts to promptly, but in no event later than the purchase of and payment for the Shares pursuant to the Offer, secure the resignations of such number of its incumbent directors as is necessary to enable the designees of Purchaser to be so elected or appointed to the Company Board, and to take all action available to the Company to cause such designees of Purchaser to be elected or appointed to fill the vacancies created by such action.

    On and after the purchase of and payment for the Shares by Purchaser pursuant to the Offer, in the event that Purchaser and its Affiliates beneficially own less than a majority of the then outstanding Shares, the Stock Purchase Agreement provides that Purchaser will be entitled to designate the greater of (i) two (2) directors on the Company Board or (ii) such number of directors on the Company Board, rounded up to the next whole number, equal to the product of the total number of directors on the Company Board multiplied by the percentage that the number of Shares beneficially owned by Purchaser and its Affiliates bears to the total number of Shares then outstanding. The Company will either (i) use its best efforts to promptly secure the resignations of such number of its incumbent directors as is necessary to enable the designees of Purchaser to be so elected or appointed to the Company Board or (ii) take such action as is necessary to increase the size of the Company Board by such number of directors, and, in either case, the Company will take all action available to the Company to cause such designees of Purchaser to be elected or appointed to fill the vacancies created by such action.

    The Stock Purchase Agreement further provides that promptly after (i) the purchase of and payment for any Shares by Purchaser and any of its Affiliates pursuant to the Offer as a result of which Purchaser and its Affiliates beneficially own at least a majority of the Shares then outstanding and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever occurs later, Parent, Purchaser and the Company will take all action available and within their respective control so that the number of directors on the Company Board will be established at nine (9) directors consisting of (A) five (5) persons designated by Purchaser, (B) Messrs. Edward
E. Lucente and James A. Wallace and (C) two independent directors, who will be Messrs. F. Rigdon Currie and Michael C. Dow.

    Upon any such designation by Purchaser pursuant to the Stock Purchase Agreement, the Company will, if requested by Purchaser, also take all action necessary to cause the persons designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such subsidiary board.

MINOLTA DESIGNEES

    Purchaser has informed the Company that Purchaser will choose the Minolta Designees from the list of persons set forth in the following table. With respect to the Minolta Designees, the following table, prepared from information furnished to the Company by Purchaser, sets forth the name, age, citizenship, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Purchaser as Minolta Designees. If necessary, Purchaser may choose additional or other Minolta Designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each person is Minolta Co., Ltd., 3-13, Azuchi-machi 2-chome, Chuo-ku, Osaka 541-8556, Japan, and such person is a Japanese citizen.

                                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                              AGE                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------------------      ---      ------------------------------------------------------------------------------

Hiroshi Fujii...............          55   Director of Minolta Co., Ltd. since 1995. Mr. Fujii has been President and CEO of Minolta Corporation (which is a wholly owned subsidiary of Minolta Co.,
                                           Ltd.) since 1993 and is currently a director of Minolta Corporation, Mohawk
                                           Marketing, Inc., Astro-Tec Manufacturing, Inc., Minolta Advance Technology,
                                           Inc., and Minolta Systems Laboratory Inc. Prior to his election as President of Minolta Corporation, Mr. Fujii served in the capacity of Executive Vice
                                           President and Treasurer of that company and had held a number of other executive positions with both Minolta Corporation and Minolta Co., Ltd. Mr.
                                           Fujii's business address is that for Purchaser.

                                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                              AGE                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----------------------------      ---      ------------------------------------------------------------------------------
Yoshisuke Takekida..........          54   Senior General Manager of Image Information Products Development Headquarters
                                           of Minolta Co., Ltd. since July, 1995 and is a director of Minolta Systems
                                           Laboratory Inc. He joined Minolta Co., Ltd. in January 1995. Prior thereto,
                                           Mr. Takekida was General Manager of PPC Business Unit of NEC Corporation

Allen A. Hans...............          48   Vice President, General Counsel and Secretary of Minolta Corporation and
                                           Secretary of Minolta Business Systems, Inc., Mohawk Marketing Corporation,
                                           Minolta Information Systems, Inc., Astro-Tec Manufacturing, Inc. Minolta
                                           Advance Technology, Inc. and Minolta Systems Laboratory Inc. Mr. Hans, who is
                                           an American citizen, joined Minolta Corporation in 1987 as General Counsel and was promoted to Vice President in 1993. From 1977 to 1980, he served as the
                                           Principal Law Clerk to the Chief Judge of the New York Court of Appeals and
                                           from 1980 to 1987, he was a practicing attorney in the New York law firm then known as Whitman & Ransom, having been elected partner in 1986. Mr. Hans'
                                           business address is that for Purchaser.

Shoei Yamana................          44   General Manager of Corporate Strategy Division of Minolta Co., Ltd. since July
                                           1996. Mr. Yamana joined Minolta Co., Ltd. in 1977 and served Minolta Co., Ltd.
                                           in various capacities, including Manager of Corporate Strategy Division from
                                           April 1995 to June 1996, Manager of Asia Division from July 1994 to March
                                           1995, Manager of China Division from April 1994 to June 1994 and Manager of
                                           Camera Sales Department from April 1990 to March 1994.

Keisuke Mochida.............          41   Staff Manager of Peripheral Marketing Division of Minolta Co., Ltd. since
                                           August 1998. He joined Minolta Co., Ltd. in 1981 and served Minolta Co.,
                                           Ltd.'s wholly owned U.S. subsidiary, Minolta Corporation, in various capacities, including Assistant to General Manager, Strategic Planning Manager
                                           and Product Manager from January 1992 to July 1998. Prior thereto, Mr. Mochida assumed various responsibilities in Corporate Planning Division and System
                                           Equipment Operations.

    Purchaser has advised the Company that to the best knowledge of Purchaser, none of the Minolta Designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of the Minolta Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. None of the Minolta Designees has any family relationship with any director or executive officer of the Company.

    Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the SEC.

    It is expected that the Minolta Designees may assume office at any time following the ownership by Purchaser of a majority of outstanding Shares pursuant to the Stock Purchase and the Offer, which cannot be earlier than July 12, 1999, and that, upon assuming office, the Minolta Designees will thereafter constitute at least a majority of the Company Board.

INCORPORATION BY REFERENCE

    The information contained in the Proxy Statement of the Company, dated as of December 15, 1998, relating to the 1999 Annual Meeting of Stockholders, attached as Exhibit (c)(2) to the Company's Schedule 14D-9, under the captions "Directors and Director Nominees," "Nominees for Directors," "Directors Continuing in Office," "Meetings and Committees of the Board of Directors," "Director Compensation," "Executive Compensation," "Section 16(A) Beneficial Ownership Reporting Compliance," "Executive Officers," "Beneficial Ownership of Common Stock," "Executive Compensation Tables," "Executive Agreements," "Report of the Compensation Committee of the Board of Directors of QMS, Inc.," "Cash Compensation- Annual Incentive Programs," "Stock Option Programs," "Limitation on the Deductibility of Compensation," "Compensation Committee Interlocks and Insider Participation," and "Certain Transactions and Matters," is incorporated herein by reference in its entirety.

                                 EXHIBIT INDEX

(a)(1)     Offer to Purchase, dated June 14, 1999.*+

(a)(2)     Letter of Transmittal.*+

(a)(3)     Press release issued by the Company on June 8, 1999.+

(a)(4)     Opinion of The Robinson-Humphrey Company, LLC, dated June 7, 1999.*+

(a)(5)     Letter to Stockholders, dated June 14, 1999, from the Company's Board of
           Directors.*+

(c)(1)     Stock Purchase Agreement, dated as of June 7, 1999, among Parent, Purchaser and the
           Company (incorporated by reference to Exhibit (c) to Purchaser's Tender Offer
           Statement on Schedule 14D-1, dated June 14, 1999).

(c)(2)     Proxy Statement of the Company, dated as of December 15, 1998 (incorporated by reference to the Company's proxy statement on Schedule 14A, filed with the
           Commission on December 15, 1998).

(c)(3)     Loan Agreement, dated June 14, 1999, by and between the Company and Parent.+

------------------------

*   Included with Schedule 14D-9 mailed to shareholders.

+   Filed herewith.